DORATO RESOURCES INC.

May 22nd, 2008

Alberta Securities Commission

BC Securities Commission

TSX Venture Exchange

Re:

Dorato Resources Inc.

2008 Annual General Meeting of Shareholders

Pursuant to Section 2.2 of National Instrument 54-101, this is to confirm the following dates regarding the annual and special meeting of shareholders of Dorato Resources Inc.:

Meeting Date:

July 30th, 2008

Meeting Type:

Annual and Special

Record Date for Notice:

June 20th, 2008

Record Date for Voting:

June 20th, 2008

Beneficial Ownership Determination Date:

June 20th, 2008

Class of Securities Entitled to Receive Notice:

Common Shares

Class of Securities Entitled to Vote:

Common Shares

CUSIP No.:

25812810

Yours truly,

DORATO RESOURCES INC.

“Donna M. Moroney”

Donna M. Moroney,

Corporate Secretary and CFO

#507, 837 West Hastings Street

((604) 685-1017

Vancouver, BC V6C 3N6

Fax (604) 685-5777